Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

March 31, 2020

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds Available for Distribution ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) amortization of deferred compensation expense, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of acquired market lease intangibles, net, (vi) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (vii) actuarial reserves for insurance claims that have been incurred but not reported, and (viii) deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO: (i) is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements and (ii) includes lease restructure payments and adjustments to compute our share of AFFO from our unconsolidated joint ventures. Certain prior period amounts in the "Non-GAAP Financial Measures Reconciliation" below for AFFO have been reclassified to conform to the current period presentation. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other AFFO adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other AFFO adjustments"). See FFO for further disclosure regarding our use of pro-rata share information and its limitations. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Although our AFFO computation may not be comparable to that of other REITs, management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses, and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our AFFO adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.



EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fee Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, NAREIT FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("NAREIT FFO") and FFO as Adjusted FFO encompasses NAREIT FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.



NAREIT FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of NAREIT FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of NAREIT FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our NAREIT FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in NAREIT FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

NAREIT FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute NAREIT FFO in accordance with the current NAREIT definition; however, other REITs may report NAREIT FFO differently or have a different interpretation of the current NAREIT definition from ours.

FFO as Adjusted. In addition, we present NAREIT FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, impairments (recoveries) of non-depreciable assets, losses (gains) from the sale of non-depreciable assets, severance and related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains), and changes in tax legislation ("FFO as Adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the NAREIT defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.



Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash (Adjusted) NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and income from direct financing leases and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI include our share of income (loss) generated by unconsolidated joint ventures and exclude noncontrolling interests' share of income (loss) generated by consolidated joint ventures. Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measured because they provides relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and presenting them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties and SHOP facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Cash Operating Expenses Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues Consolidated cash rental and operating revenue plus the Company's pro rata share of cash rental and operating revenue from its unconsolidated joint ventures less noncontrolling interests' pro rata share of cash rental and operating revenue from consolidated JVs. Portfolio Cash Real Estate Revenues represent rental and related revenues, resident fees and services, and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash NOI from consolidated JVs.

Portfolio Real Estate Revenues Portfolio Real Estate Revenues include rental related revenues, resident fees and services and income from DFLs. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis.

Revenue Per Occupied Room ("REVPOR") CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR CCRC is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

REVPOR SHOP The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR SHOP is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our SHOP assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our SHOP assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.



Same-Store ("SS") Same-Store NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure (such as triple-net to SHOP) or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments Our portfolio is comprised of investments in the following healthcare segments: (i) senior housing triple-net, (ii) senior housing operating portfolio ("SHOP"), (iii) CCRC, (iv) life science, (v) medical office, and (vi) other non-reportable segments ("Other").

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.



In thousands, except for per share data

Funds From Operations

	Three Months Ended March 31,	
	2020	2019
Net income (loss) applicable to common shares	$ 277,464	$ 61,029
Real estate related depreciation and amortization	189,276	131,951
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	29,610	15,077
Noncontrolling interests' share of real estate related depreciation and amortization	(4,852)	(4,920)
Other real estate-related depreciation and amortization	1,237	2,085
Loss (gain) on sales of real estate, net	(164,869)	(8,044)
Healthpeak's share of loss (gain) on sales of real estate, net, from unconsolidated joint ventures	(7,729)	—
Loss (gain) upon change of control, net[1]	(167,434)	—
Taxes associated with real estate dispositions	(11,876)	—
Impairments (recoveries) of depreciable real estate, net	30,722	8,858
NAREIT FFO applicable to common shares	171,549	206,036
Distributions on dilutive convertible units and other	1,637	1,795
Diluted NAREIT FFO applicable to common shares	$ 173,186	$ 207,831
Weighted average shares outstanding - diluted NAREIT FFO	513,123	483,671
Impact of adjustments to NAREIT FFO:		
Transaction-related items[2]	$ 92,379	$ 5,889
Other impairments (recoveries) and other losses (gains), net[3]	(33,306)	—
Loss on debt extinguishments	(833)	—
Litigation costs (recoveries)	106	128
Foreign currency remeasurement losses (gains)	10	(28)
Tax rate legislation impact[4]	(2,892)	—
Total adjustments	55,464	5,989
FFO as Adjusted applicable to common shares	227,013	212,025
Distributions on dilutive convertible units and other	1,549	1,780
Diluted FFO as Adjusted applicable to common shares	$ 228,562	$ 213,805
Weighted average shares outstanding - diluted FFO as Adjusted	513,123	483,671
Diluted earnings per common share	$ 0.54	$ 0.13
Depreciation and amortization	0.42	0.30
Loss (gain) on sales of real estate, net	(0.33)	(0.02)
Loss (gain) upon change of control, net[1]	(0.33)	—
Taxes associated with real estate dispositions	(0.02)	—
Impairments (recoveries) of depreciable real estate, net	0.06	0.02
Diluted NAREIT FFO per common share	$ 0.34	$ 0.43
Transaction-related items[2]	0.18	0.01
Other impairments (recoveries) and other losses (gains), net[3]	(0.06)	—
Tax rate legislation impact[4]	(0.01)	—
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.44



In thousands

Adjusted Funds From Operations

	Three Months Ended March 31,	
	2020	**2019**
FFO as Adjusted applicable to common shares	$ 227,013	$ 212,025
Amortization of deferred compensation	3,987	3,590
Amortization of deferred financing costs	2,582	2,699
Straight-line rents	(6,229)	(6,246)
AFFO capital expenditures	(21,791)	(19,220)
Lease restructure payments	291	288
CCRC entrance fees[5]	—	3,496
Deferred income taxes[6]	4,787	(3,732)
Other AFFO adjustments[7]	(3,064)	(1,429)
AFFO applicable to common shares	207,576	191,471
Distributions on dilutive convertible units and other	1,638	1,794
Diluted AFFO applicable to common shares	**$ 209,214**	**$ 193,265**
Weighted average shares outstanding - diluted AFFO	513,123	483,671

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(1) For the three months ended March 31, 2020, relates to the gain on consolidation of 13 continuing care retirement communities in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. The gain upon change of control is included in other income (expense), net in the consolidated statements of operations.

(2) For the three months ended March 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS, partially offset by the tax benefit recognized related to those expenses. The expense related to terminating the CCRC management agreements with Brookdale is included in operating expenses in the consolidated statement of operations for the three months ended March 31, 2020.

(3) For the three months ended March 31, 2020, includes the gain on sale of a hospital that was in a direct financing lease ("DFL"), partially offset by $8 million of additional reserves for loan losses under the new current expected credit losses accounting standard in accordance with ASC 326, *Financial Instruments – Credit Losses*. The $42 million gain on sale of the hospital that was in a DFL is included in other income (expense), net in the consolidated statement of operations for the three months ended March 31, 2020.

(4) For the three months ended March 31, 2020, represents the tax benefit of the CARES Act extending the net operating loss carryback period to five years.

(5) In connection with the acquisition of the remaining 51% interest in the CCRC JV in January 2020, we consolidated the 13 communities in the CCRC JV and recorded the assets and liabilities at their acquisition date relative fair values, including the CCRC contract liabilities associated with previously collected non-refundable entrance fees. In conjunction with increasing those CCRC contract liabilities to their fair value, we concluded that we will no longer adjust for the timing difference between non-refundable entrance fees collected and amortized as we believe the amortization of these fees is a meaningful representation of how we satisfy the performance obligations of the fees. As such, upon consolidation of the CCRC assets, we no longer exclude the difference between CCRC entrance fees collected and amortized from the calculation of AFFO. For comparative periods presented, the adjustment continues to represent our 49% share of non-refundable entrance fees collected by the CCRC JV, net of reserves and net of CCRC JV entrance fee amortization.

(6) For the three months ended March 31, 2020, includes an $8 million current tax refund receivable due to the changes in tax legislation enacted under the CARES Act.

(7) Primarily includes our share of AFFO capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of AFFO capital expenditures from consolidated joint ventures.



In millions

Projected SS Cash NOI[1][2]

For the projected year 2020 (low)

	Life Science	Medical Office	Other
SS cash NOI (from withdrawn guidance)[3]	$ 254	$ 302	$ 43
Potential impacts from COVID-19	(3)	(2)	—
SS cash NOI outlook	$ 251	$ 300	$ 43

For the projected year 2020 (high)

	Life Science	Medical Office	Other
SS cash NOI (from withdrawn guidance)[3]	$ 256	$ 305	$ 43
Potential impacts from COVID-19	(2)	(2)	—
SS cash NOI outlook	$ 254	$ 303	$ 43

For the year ended December 31, 2019

	Life Science	Medical Office	Other
SS cash NOI	$ 244	$ 297	$ 42

Potential SS cash NOI outlook for the full year 2020

	Life Science	Medical Office	Other
Low	3.00%	1.00%	1.75%
High	4.00%	2.00%	2.50%

(1)   Please note that the figures provided on this page do not represent guidance, but a framework to help quantify potential outcomes and impacts from COVID-19.

(2)   Does not foot due to rounding and adjustments made to SS high and low ranges reported by segment.

(3)   In March 2020, we withdrew our 2020 guidance issued on February 11, 2020, as it did not include any adverse impact form COVID-19. A reconciliation of 2020 projected SS cash NOI to the most directly comparable financial measure calculated and presented in accordance with GAAP was prepared as part of our fourth quarter 2019 Discussion and Reconciliation of Non-GAAP Financial Measures, which is available on our website. As such, we have adjusted such amounts for the potential impacts from COVID-19 to provide a year-over year SS cash NOI outlook.

Projected Future Operations

In March 2020, we withdrew our 2020 guidance issued on February 11, 2020, as it did not include any adverse impact form COVID-19 outbreak. When the extent and timing of the outbreak becomes more clear, and we are then in a position to estimate the varying impacts across our diversified portfolio, including an updated sources and uses, we will make additional disclosures and update our guidance as appropriate.



In thousands

Enterprise Gross Assets and Portfolio Investment[1]

	Senior Housing Triple-net	SHOP	CCRC	Life Science	Medical Office	Other	Corporate Non-segment	Total
				March 31, 2020				
Consolidated total assets	$ 789,770	$ 2,967,419	$ 2,294,787	$ 5,234,418	$ 3,615,865	$ 392,555	$ 777,865	$ 16,072,679
Investments in and advances to unconsolidated JVs	—	(460,721)	—	—	(9,809)	(9,370)	—	(479,900)
Accumulated depreciation and amortization	321,869	610,968	99,233	853,086	1,367,914	98,467	—	3,351,537
Consolidated Gross Assets	$1,111,639	$ 3,117,666	$ 2,394,020	$ 6,087,504	$ 4,973,970	$ 481,652	$ 777,865	$ 18,944,316
Healthpeak's share of unconsolidated JV gross assets	—	602,760	70,263	—	18,264	9,157	—	700,444
Enterprise Gross Assets	$1,111,639	$ 3,720,426	$ 2,464,283	$ 6,087,504	$ 4,992,234	$ 490,809	$ 777,865	$ 19,644,760
Land held for development	—	(2,341)	(797)	(101,793)	(3,251)	—	—	(108,182)
Fully depreciated real estate and intangibles	37,926	87,548	10,279	356,508	450,449	9,181	—	951,891
Non-real estate related assets[2]	(106,382)	(188,856)	(268,733)	(228,118)	(307,014)	9,744	(777,865)	(1,867,224)
Real estate intangible liabilities	(7,991)	(8,599)	—	(96,494)	(89,952)	(4,871)	—	(207,907)
Noncontrolling interests' share of consolidated JVs real estate and related intangibles	—	(11,636)	—	(3,063)	(384,719)	—	—	(399,418)
Portfolio Investment	$1,035,192	$ 3,596,542	$ 2,205,032	$ 6,014,544	$ 4,657,747	$ 504,863	$ —	$ 18,013,920

(1) During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures.

(2) Includes straight-line rent payables and receivables, net of reserves; lease commissions - 2nd generation, net of amortization; cash and restricted cash; operating lease right-of-use assets, net; and other assets, net.



In thousands

Revenues[1]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Senior housing triple-net	$ 58,831	$ 49,805	$ 47,956	$ 42,603	$ 33,135
SHOP	126,181	177,001	212,275	206,704	170,961
CCRC	—	—	—	3,010	91,780
Life science	94,473	107,596	118,561	120,155	128,883
Medical office	142,195	141,927	143,639	143,769	145,146
Other	14,474	15,238	15,540	15,450	15,245
Total revenues	$ 436,154	$ 491,567	$ 537,971	$ 531,691	$ 585,150
Senior housing triple-net	—	—	—	—	—
SHOP	—	—	—	—	—
CCRC	—	—	—	—	—
Life science	—	—	—	—	—
Medical office	—	—	—	—	—
Other	(1,713)	(2,414)	(2,741)	(2,976)	(3,688)
Less: Interest income	$ (1,713)	$ (2,414)	$ (2,741)	$ (2,976)	$ (3,688)
Senior housing triple-net	—	—	—	—	—
SHOP	5,649	5,922	4,943	8,131	25,765
CCRC	52,238	52,835	52,671	53,632	21,647
Life science	—	—	—	—	—
Medical office	705	709	701	695	695
Other	5,532	5,482	5,227	4,636	86
Healthpeak's share of unconsolidated JVs real estate revenues	$ 64,124	$ 64,948	$ 63,542	$ 67,094	$ 48,193
Senior housing triple-net	(2)	1	—	—	—
SHOP	(472)	(523)	(515)	(521)	(538)
CCRC	—	—	—	—	—
Life science	(40)	(42)	(52)	(54)	(52)
Medical office	(8,303)	(8,381)	(8,605)	(8,709)	(8,640)
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs real estate revenues	$ (8,817)	$ (8,945)	$ (9,172)	$ (9,284)	$ (9,230)
Senior housing triple-net	58,829	49,806	47,956	42,603	33,135
SHOP	131,358	182,400	216,703	214,314	196,188
CCRC	52,238	52,835	52,671	56,642	113,427
Life science	94,433	107,554	118,509	120,101	128,831
Medical office	134,597	134,255	135,735	135,755	137,201
Other	18,293	18,306	18,026	17,110	11,643
Portfolio Real Estate Revenues	$ 489,748	$ 545,156	$ 589,600	$ 586,525	$ 620,425
Senior housing triple-net	436	4,792	(1,551)	(2,201)	(3,388)
SHOP	986	1,134	957	742	549
CCRC	3,507	4,861	5,748	3,245	(177)
Life science	(2,488)	(7,623)	(7,075)	(4,969)	(4,293)
Medical office	(2,405)	(1,870)	(2,270)	(2,031)	(2,104)
Other	(279)	(213)	79	138	461
Non-cash adjustments to Portfolio Real Estate Revenues	$ (243)	$ 1,081	$ (4,112)	$ (5,076)	$ (8,952)
Senior housing triple-net	59,265	54,598	46,405	40,402	29,747
SHOP	132,344	183,534	217,660	215,056	196,737
CCRC	55,745	57,696	58,419	59,887	113,250
Life science	91,945	99,931	111,434	115,132	124,538
Medical office	132,192	132,385	133,465	133,724	135,097
Other	18,014	18,093	18,105	17,248	12,104
Portfolio Cash Real Estate Revenues	$ 489,505	$ 546,237	$ 585,488	$ 581,449	$ 611,473

Continued



In thousands

Revenues[1]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Senior housing triple-net	$ (38,399)	$ (33,464)	$ (25,267)	$ (19,125)	$ (8,330)
SHOP	(71,923)	(123,142)	(157,071)	(154,999)	(136,072)
CCRC	(55,745)	(57,696)	(58,419)	(59,887)	(113,250)
Life science	(13,563)	(19,584)	(28,726)	(33,305)	(43,382)
Medical office	(10,028)	(9,677)	(9,361)	(9,196)	(10,531)
Other	(7,574)	(7,604)	(7,389)	(6,480)	(1,231)
Non-SS Portfolio Cash Real Estate Revenues	$ (197,232)	$ (251,167)	$ (286,233)	$ (282,992)	$ (312,796)
Senior housing triple-net	20,866	21,134	21,138	21,277	21,417
SHOP	60,421	60,392	60,589	60,057	60,665
CCRC	—	—	—	—	—
Life science	78,382	80,347	82,708	81,827	81,156
Medical office	122,164	122,708	124,104	124,528	124,566
Other	10,440	10,489	10,716	10,768	10,873
Portfolio Cash Real Estate Revenues - SS	$ 292,273	$ 295,070	$ 299,255	$ 298,457	$ 298,677

---

(1)   During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.



Operating Expenses[1]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Senior housing triple-net	$ 994	$ 866	$ 865	$ 1,842	$ 506
SHOP	96,947	137,460	166,201	162,893	138,130
CCRC	—	—	—	2,211	156,482
Life science	21,992	25,480	29,520	30,480	30,201
Medical office	48,987	50,176	51,472	50,903	50,687
Other	7	11	11	53	7
Operating expenses	$ 168,927	$ 213,993	$ 248,069	$ 248,382	$ 376,013
Senior housing triple-net	—	—	—	—	—
SHOP	4,161	4,430	3,816	5,983	17,956
CCRC	41,377	42,456	43,193	43,452	18,037
Life science	—	—	—	—	—
Medical office	275	283	279	270	275
Other	17	11	23	20	(2)
Healthpeak's share of unconsolidated JVs operating expenses	$ 45,830	$ 47,180	$ 47,311	$ 49,725	$ 36,266
Senior housing triple-net	—	—	—	—	—
SHOP	(350)	(320)	(388)	(350)	(377)
CCRC	—	—	—	—	—
Life science	(13)	(13)	(16)	(17)	(17)
Medical office	(2,424)	(2,496)	(2,593)	(2,596)	(2,600)
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs operating expenses	$ (2,787)	$ (2,829)	$ (2,997)	$ (2,963)	$ (2,994)
Senior housing triple-net	994	866	865	1,842	506
SHOP	100,758	141,570	169,629	168,526	155,709
CCRC	41,377	42,456	43,193	45,663	174,519
Life science	21,979	25,467	29,504	30,463	30,184
Medical office	46,838	47,963	49,158	48,577	48,362
Other	24	22	34	73	5
Portfolio Operating Expenses	$ 211,970	$ 258,344	$ 292,383	$ 295,144	$ 409,285
Senior housing triple-net	(130)	(14)	(14)	(1,093)	(14)
SHOP	(196)	236	218	125	18
CCRC	55	116	113	91	(91,738)
Life science	(9)	(17)	(13)	(13)	(13)
Medical office	(657)	(658)	(661)	(654)	(647)
Other	—	—	—	1	—
Non-cash adjustments to Portfolio Operating Expenses	$ (937)	$ (337)	$ (357)	$ (1,543)	$ (92,394)
Senior housing triple-net	864	852	851	749	492
SHOP	100,562	141,806	169,847	168,651	155,727
CCRC	41,432	42,572	43,306	45,754	82,781
Life science	21,970	25,450	29,491	30,450	30,171
Medical office	46,181	47,305	48,497	47,923	47,715
Other	24	22	34	74	5
Portfolio Cash Operating Expenses	$ 211,033	$ 258,007	$ 292,026	$ 293,601	$ 316,891

Continued



In thousands

Operating Expenses[1]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Senior housing triple-net	$ (834)	$ (822)	$ (820)	$ (725)	$ (457)
SHOP	(58,680)	(99,670)	(126,869)	(125,860)	(113,000)
CCRC	(41,432)	(42,572)	(43,306)	(45,754)	(82,781)
Life science	(3,614)	(5,620)	(8,854)	(10,185)	(10,892)
Medical office	(4,524)	(4,832)	(4,763)	(4,688)	(5,248)
Other	(19)	(17)	(29)	1	—
Non-SS Portfolio Cash Operating Expenses	$ (109,103)	$ (153,533)	$ (184,641)	$ (187,211)	$ (212,378)
Senior housing triple-net	30	30	31	24	35
SHOP	41,882	42,136	42,978	42,791	42,727
CCRC	—	—	—	—	—
Life science	18,356	19,830	20,637	20,265	19,279
Medical office	41,657	42,473	43,734	43,235	42,467
Other	5	5	5	75	5
Portfolio Cash Operating Expenses - SS	$ 101,930	$ 104,474	$ 107,385	$ 106,390	$ 104,513

(1)   During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.



In thousands

EBITDAre and Adjusted EBITDAre

		Three Months Ended March 31, 2020
Net income (loss)	$	282,540
Interest expense		58,376
Income tax expense (benefit)		(33,044)
Depreciation and amortization		189,276
Other depreciation and amortization		2,083
Loss (gain) on sales of real estate		(164,869)
Loss (gain) upon change of control		(167,434)
Impairments (recoveries) of depreciable real estate		30,722
Share of unconsolidated JV:		
Interest expense		2,067
Income tax expense (benefit)		(148)
Depreciation and amortization		29,610
Gain on sale of real estate from unconsolidated JVs		(7,729)
Other JV adjustments		(472)
EBITDAre	$	220,978
Transaction-related items		107,310
Other impairments (recoveries) and losses (gains)		(33,306)
Loss on debt extinguishments		(833)
Litigation costs (recoveries)		106
Amortization of deferred compensation		3,987
Foreign currency remeasurement losses (gains)		10
Adjusted EBITDAre	$	298,252

Adjusted Fixed Charge Coverage

		Three Months Ended March 31, 2020
Interest expense	$	58,376
Share of unconsolidated JV interest expense		2,067
Capitalized interest		6,984
Fixed Charges	$	67,427
Adjusted Fixed Charge Coverage		4.4x



Reconciliations

In thousands

Enterprise Debt and Net Debt

		March 31, 2020
Bank line of credit and commercial paper	$	—
Term loan		249,002
Senior unsecured notes		5,650,053
Mortgage debt[1]		517,886
Consolidated Debt	$	6,416,941
Share of unconsolidated JV mortgage debt		95,389
Enterprise Debt	$	6,512,330
Cash and cash equivalents		(783,542)
Share of unconsolidated JV cash and cash equivalents		(15,392)
Net Debt	$	5,713,396

Financial Leverage

		March 31, 2020
Enterprise Debt	$	6,512,330
Enterprise Gross Assets		19,644,760
Financial Leverage		33.2%

Secured Debt Ratio

		March 31, 2020
Mortgage debt	$	517,886
Share of unconsolidated JV mortgage debt		95,389
Enterprise Secured Debt	$	613,275
Enterprise Gross Assets		19,644,760
Secured Debt Ratio		3.1%

Net Debt to Adjusted EBITDAre

		Three Months Ended March 31, 2020
Net Debt	$	5,713,396
Annualized Adjusted EBITDAre		1,193,008 [2]
Net Debt to Adjusted EBITDAre		4.8x

---

(1)   Includes mortgage debt of $27.8 million on assets held for sale that matures in 2044.

(2)   Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.



In thousands

Segment Cash NOI, Portfolio Income, and SS

Total Consolidated[(1)]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$ 64,990	$ (9,980)	$ (42,308)	$ 47,359	$ 282,540
Interest income	(1,713)	(2,414)	(2,741)	(2,976)	(3,688)
Interest expense	49,327	56,942	61,230	58,120	58,376
Depreciation and amortization	131,951	165,296	171,944	190,798	189,276
General and administrative	21,355	27,120	22,970	21,521	22,349
Transaction costs	4,518	1,337	1,319	1,569	14,848
Loss (gain) on sales of real estate, net	(8,044)	(11,448)	784	(4,193)	(164,869)
Impairments and loan loss reserves (recoveries), net	8,858	68,538	38,257	110,284	39,123
Other expense (income), net	(3,133)	(21,008)	(693)	(157,296)	(210,608)
Loss on debt extinguishments	—	1,135	35,017	22,213	(833)
Income tax expense (benefit)	(3,458)	(1,864)	(6,261)	(5,679)	(33,044)
Equity loss (income) from unconsolidated JVs	863	1,506	7,643	(1,387)	11,979
Healthpeak's share of unconsolidated JVs NOI	18,294	17,769	16,231	17,369	11,927
Noncontrolling interests' share of consolidated JVs NOI	(6,030)	(6,117)	(6,175)	(6,321)	(6,236)
Portfolio NOI	$ 277,778	$ 286,812	$ 297,217	$ 291,381	$ 211,140
Adjustment to Portfolio NOI	694	1,418	(3,755)	(3,533)	83,442
Portfolio Cash NOI	$ 278,472	$ 288,230	$ 293,462	$ 287,848	$ 294,582
Interest income	1,713	2,414	2,741	2,976	3,688
Healthpeak's share of unconsolidated JVs interest income	92	91	87	80	—
Portfolio Income	$ 280,277	$ 290,735	$ 296,290	$ 290,904	$ 298,270
Interest income	(1,713)	(2,414)	(2,741)	(2,976)	(3,688)
Healthpeak's share of unconsolidated JVs interest income	(92)	(91)	(87)	(80)	—
Adjustment to Portfolio NOI	(694)	(1,418)	3,755	3,533	(83,442)
Non-SS NOI	(85,180)	(93,907)	(101,303)	(97,156)	(14,196)
SS NOI	$ 192,598	$ 192,905	$ 195,914	$ 194,225	$ 196,944
Non-cash adjustment to SS NOI	(2,255)	(2,309)	(4,044)	(2,158)	(2,780)
SS Cash NOI	$ 190,343	$ 190,596	$ 191,870	$ 192,067	$ 194,164



Reconciliations

In thousands

Senior Housing Triple-Net[1]

		Three Months Ended								
		March 31, 2019		June 30, 2019		September 30, 2019		December 31, 2019		March 31, 2020
Net income (loss)	$	44,128	$	17,556	$	26,777	$	9,508	$	184,760
Interest expense		589		206		106		102		82
Depreciation and amortization		16,677		15,693		12,778		10,207		7,160
Impairments and loan loss reserves (recoveries), net		—		15,485		7,430		20,944		4,670
Loss (gain) on sales of real estate, net		(3,557)		—		—		—		(164,043)
Noncontrolling interests' share of consolidated JVs NOI		(2)		—		—		—		—
Portfolio NOI	$	57,835	$	48,940	$	47,091	$	40,761	$	32,629
Adjustment to Portfolio NOI		566		4,806		(1,537)		(1,108)		(3,374)
Portfolio Cash NOI	$	58,401	$	53,746	$	45,554	$	39,653	$	29,255
Adjustment to Portfolio NOI		(566)		(4,806)		1,537		1,108		3,374
Non-SS NOI		(37,667)		(28,308)		(24,791)		(18,435)		(10,716)
SS NOI	$	20,168	$	20,632	$	22,300	$	22,326	$	21,913
Non-cash adjustment to SS NOI		668		472		(1,193)		(1,073)		(531)
SS Cash NOI	$	20,836	$	21,104	$	21,107	$	21,253	$	21,382

SHOP[1]

		Three Months Ended								
		March 31, 2019		June 30, 2019		September 30, 2019		December 31, 2019		March 31, 2020
Net income (loss)	$	8,495	$	(62,903)	$	(40,562)	$	45,817	$	(69,705)
Interest expense		663		1,326		2,637		2,893		2,855
Depreciation and amortization		24,086		52,242		58,152		80,106		57,003
Impairments and loan loss reserves (recoveries), net		—		52,963		24,721		86,684		23,285
Loss (gain) on sales of real estate, net		(4,487)		(4,691)		734		(10,541)		1,243
Other expense (income), net		—		—		—		(160,886)		—
Equity loss (income) from unconsolidated JVs		477		604		392		(262)		18,150
Healthpeak's share of unconsolidated JVs NOI		1,488		1,492		1,127		2,148		7,809
Noncontrolling interests' share of consolidated JVs NOI		(122)		(203)		(127)		(171)		(161)
Portfolio NOI	$	30,600	$	40,830	$	47,074	$	45,788	$	40,479
Adjustment to Portfolio NOI		1,182		898		739		617		531
Portfolio Cash NOI	$	31,782	$	41,728	$	47,813	$	46,405	$	41,010
Adjustment to Portfolio NOI		(1,182)		(898)		(739)		(617)		(531)
Non-SS NOI		(12,399)		(22,782)		(29,447)		(28,433)		(22,427)
SS NOI	$	18,201	$	18,048	$	17,627	$	17,355	$	18,052
Non-cash adjustment to SS NOI		338		208		(16)		(89)		(114)
SS Cash NOI	$	18,539	$	18,256	$	17,611	$	17,266	$	17,938



In thousands

CCRC[1]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$ (2,096)	$ (2,568)	$ (9,194)	$ (1,656)	$ 82,217
Interest expense	—	—	—	—	1,304
Depreciation and amortization	—	—	—	—	20,229
Other expense (income), net	—	—	—	—	(170,332)
Equity loss (income) from unconsolidated JVs	2,096	2,568	9,194	2,455	1,880
Healthpeak's share of unconsolidated JVs NOI	10,861	10,379	9,478	10,180	3,610
Noncontrolling interests' share of consolidated JVs NOI	—	—	—	—	—
Portfolio NOI	$ 10,861	$ 10,379	$ 9,478	$ 10,979	$ (61,092)
Adjustment to Portfolio NOI	3,452	4,745	5,635	3,154	91,561
Portfolio Cash NOI	$ 14,313	$ 15,124	$ 15,113	$ 14,133	$ 30,469
Adjustment to Portfolio NOI	(3,452)	(4,745)	(5,635)	(3,154)	(91,561)
Non-SS NOI	(10,861)	(10,379)	(9,478)	(10,979)	61,092
SS NOI	$ —	$ —	$ —	$ —	$ —
Non-cash adjustment to SS NOI	—	—	—	—	—
SS Cash NOI	$ —	$ —	$ —	$ —	$ —

Life Science[1]

	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$ 36,160	$ 44,431	$ 43,858	$ 43,975	$ 48,408
Interest expense	73	70	68	66	63
Depreciation and amortization	36,248	41,431	45,028	45,634	50,211
Loss (gain) on sales of real estate, net	—	(3,816)	87	—	—
Noncontrolling interests' share of consolidated JVs NOI	(27)	(29)	(36)	(37)	(35)
Portfolio NOI	$ 72,454	$ 82,087	$ 89,005	$ 89,638	$ 98,647
Adjustment to Portfolio NOI	(2,479)	(7,606)	(7,062)	(4,956)	(4,280)
Portfolio Cash NOI	$ 69,975	$ 74,481	$ 81,943	$ 84,682	$ 94,367
Adjustment to Portfolio NOI	2,479	7,606	7,062	4,956	4,280
Non-SS NOI	(10,766)	(19,590)	(25,180)	(27,905)	(35,388)
SS NOI	$ 61,688	$ 62,497	$ 63,825	$ 61,733	$ 63,259
Non-cash adjustment to SS NOI	(1,662)	(1,980)	(1,754)	(171)	(1,382)
SS Cash NOI	$ 60,026	$ 60,517	$ 62,071	$ 61,562	$ 61,877



Reconciliations

In thousands

Medical Office[1]

		Three Months Ended				
		March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$	31,430	$ 40,615	$ 32,387	$ 37,259	$ 40,808
Interest expense		111	109	108	105	102
Depreciation and amortization		53,020	54,096	54,152	53,323	53,148
Impairments and loan loss reserves (recoveries), net		8,858	90	5,729	2,656	2,706
Loss (gain) on sales of real estate, net		—	(2,941)	7	(263)	(2,109)
Equity loss (income) from unconsolidated JVs		(211)	(218)	(216)	(214)	(196)
Healthpeak's share of unconsolidated JVs NOI		430	426	422	425	420
Noncontrolling interests' share of consolidated JVs NOI		(5,879)	(5,885)	(6,012)	(6,113)	(6,040)
Portfolio NOI	$	87,759	$ 86,292	$ 86,577	$ 87,178	$ 88,839
Adjustment to Portfolio NOI		(1,748)	(1,212)	(1,609)	(1,377)	(1,457)
Portfolio Cash NOI	$	86,011	$ 85,080	$ 84,968	$ 85,801	$ 87,382
Adjustment to Portfolio NOI		1,748	1,212	1,609	1,377	1,457
Non-SS NOI		(5,458)	(4,830)	(4,657)	(4,599)	(5,526)
SS NOI	$	82,301	$ 81,462	$ 81,920	$ 82,579	$ 83,313
Non-cash adjustment to SS NOI		(1,794)	(1,227)	(1,550)	(1,286)	(1,214)
SS Cash NOI	$	80,507	$ 80,235	$ 80,370	$ 81,293	$ 82,099

Other[1]

		Three Months Ended				
		March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$	14,046	$ 27,657	$ 16,069	$ 4,959	$ 54,773
Interest income		(1,713)	(2,414)	(2,741)	(2,976)	(3,688)
Depreciation and amortization		1,920	1,834	1,834	1,528	1,525
Impairments and loan loss reserves (recoveries), net		—	—	377	—	8,462
Loss (gain) on sales of real estate, net		—	—	(44)	6,611	40
Other expense (income), net		—	(12,817)	(980)	5,665	(41,707)
Equity loss (income) from unconsolidated JVs		(1,499)	(1,448)	(1,727)	(3,366)	(7,855)
Healthpeak's share of unconsolidated JVs NOI		5,515	5,472	5,204	4,616	88
Portfolio NOI	$	18,269	$ 18,284	$ 17,992	$ 17,037	$ 11,638
Adjustment to Portfolio NOI		(279)	(213)	79	137	461
Portfolio Cash NOI	$	17,990	$ 18,071	$ 18,071	$ 17,174	$ 12,099
Interest income		1,713	2,414	2,741	2,976	3,688
Healthpeak's share of unconsolidated JVs interest income		92	91	87	80	—
Portfolio Income	$	19,795	$ 20,576	$ 20,899	$ 20,230	$ 15,787
Interest income		(1,713)	(2,414)	(2,741)	(2,976)	(3,688)
Healthpeak's share of unconsolidated JVs interest income		(92)	(91)	(87)	(80)	—
Adjustment to Portfolio NOI		279	213	(79)	(137)	(461)
Non-SS NOI		(8,029)	(8,018)	(7,750)	(6,805)	(1,231)
SS NOI	$	10,240	$ 10,266	$ 10,242	$ 10,232	$ 10,407
Non-cash adjustment to SS NOI		195	218	469	461	461
SS Cash NOI	$	10,435	$ 10,484	$ 10,711	$ 10,693	$ 10,868



In thousands

Corporate Non-Segment[(1)]

		Three Months Ended			
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$ (67,173)	$ (74,768)	$ (111,643)	$ (92,503)	$ (58,721)
Interest expense	47,891	55,231	58,311	54,954	53,970
General and administrative	21,355	27,120	22,970	21,521	22,349
Transaction costs	4,518	1,337	1,319	1,569	14,848
Other expense (income), net	(3,133)	(8,191)	287	(2,075)	1,431
Loss on debt extinguishments	—	1,135	35,017	22,213	(833)
Income tax expense (benefit)	(3,458)	(1,864)	(6,261)	(5,679)	(33,044)
Portfolio NOI	$ —	$ —	$ —	$ —	$ —

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(1) During the first quarter of 2020, primarily as a result of: (i) acquiring 100% ownership interest in 13 of the 15 CCRCs previously held in an unconsolidated joint venture and (ii) deconsolidating 19 SHOP assets into a new joint venture in December 2019, the Company's chief operating decision makers began reviewing operating results of the CCRCs on a stand-alone basis and financial information for each respective segment inclusive of the Company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share on consolidated joint ventures. Therefore, during the first quarter of 2020, the Company began reporting CCRCs as a separate segment and began reporting segment measures inclusive of the company's share of unconsolidated joint ventures and exclusive of noncontrolling interests' share of consolidated joint ventures. Accordingly, all prior period segment information has been recast to conform to the current period presentation.



In thousands

Pro forma Portfolio Income[1]

	Three Months Ended March 31, 2020						
	Senior Housing Triple-net	**SHOP**	**CCRC**	**Life Science**	**Medical Office**	**Other**	**Total**
Portfolio Income[2]	$ 29,255	$ 41,010	$ 30,469	$ 94,367	$ 87,382	$ 15,787	$298,271
Pro forma Adjustments:							
Senior housing asset sales and transitions[3]	(8,311)	2,354	7,022	—	—	—	1,065
Other pro forma adjustments[4]	—	—	—	—	(2,421)	(1,233)	(3,654)
Pro forma Portfolio Income	$ 20,944	$ 43,364	$ 37,491	$ 94,367	$ 84,961	$ 14,555	$295,682

_____

(1)   Does not foot due to rounding and adjustments made to the Supplemental Report.

(2)   See pages 17 to 21 of this document for a reconciliation of Portfolio Income to net income.

(3)   Includes pro forma adjustments to reflect the 2019 Brookdale Transaction closed January 31, 2020 and certain other previously announced transactions.

(4)   Includes pro forma adjustments to reflect the sale of three Medical office properties for which the tenant has provided notice to exercise a purchase option. Pro forma Portfolio Income is further adjusted to reflect acquisitions and dispositions as if they occurred on the first day of the quarter.



In thousands, except per month data

REVPOR[1]

SHOP

REVPOR SHOP	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Portfolio Real Estate Revenues	$ 131,358	$ 182,400	$ 216,703	$ 214,314	$ 196,188
Adjustments to Portfolio Real Estate Revenues	986	1,134	957	742	549
Portfolio Cash Real Estate Revenues	$ 132,344	$ 183,534	$ 217,660	$ 215,056	$ 196,737
Other adjustments to REVPOR SHOP[2]	(23,389)	(32,927)	(28,945)	(50,116)	(49,938)
REVPOR SHOP revenues	$ 108,956	$ 150,607	$ 188,714	$ 164,939	$ 146,798
Average occupied units/month	7,927	10,211	11,838	9,927	8,422
REVPOR SHOP per month[3]	$ 4,582	$ 4,917	$ 5,314	$ 5,538	$ 5,810
SS REVPOR SHOP					
REVPOR SHOP revenues	$ 108,956	$ 150,607	$ 188,714	$ 164,939	$ 146,798
Change in reporting structure[4]	—	(29,081)	(57,784)	(58,072)	(58,991)
Other non-SS cash real estate revenues	(48,535)	(61,134)	(70,342)	(46,809)	(27,143)
SS REVPOR SHOP revenues	$ 60,421	$ 60,392	$ 60,589	$ 60,057	$ 60,665
SS average occupied units/month	4,370	4,368	4,422	4,417	4,367
SS REVPOR SHOP per month[3]	$ 4,609	$ 4,608	$ 4,567	$ 4,532	$ 4,630

CCRC

REVPOR CCRC	Three Months Ended				
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Portfolio Real Estate Revenues	$ 52,238	$ 52,835	$ 52,671	$ 56,642	$ 113,427
Adjustments to Portfolio Real Estate Revenues	3,507	4,861	5,748	3,245	(177)
Portfolio Cash Real Estate Revenues	$ 55,745	$ 57,696	$ 58,419	$ 59,887	$ 113,250
Other adjustments to REVPOR CCRC[5]	(8,016)	(9,508)	(10,723)	(11,391)	(6,414)
REVPOR CCRC revenues	$ 47,728	$ 48,188	$ 47,696	$ 48,496	$ 106,836
Average occupied units/month	3,055	3,053	3,032	3,056	5,473
REVPOR CCRC per month[6]	$ 5,208	$ 5,262	$ 5,243	$ 5,290	$ 6,507

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(1) Does not foot due to rounding and adjustments made to the Supplemental Report.

(2) Includes revenue for newly completed facilities under lease-up, facilities sold or held for sale, facilities acquired or transitioned to new operators during the relevant period, and assets in redevelopment.

(3) Represents the current quarter REVPOR divided by a factor of three.

(4) Represents revenues for assets that transitioned from senior housing triple-net to SHOP during the year-over-year comparison period.

(5) Includes revenue from non-refundable entrance fees, facilities transitioned to a new operating structure during the relevant period, and facilities that are held for sale.

(6) Represents the current quarter REVPOR CCRC divided by a factor of three.

